SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 13, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published four announcements on November 12, 2008 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20081112/LTN20081112435.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081112/LTN20081112461.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081112/LTN20081112439.pdf, and http://www.hkexnews.hk/listedco/listconews/sehk/20081112/LTN20081112441.pdf with respect:

(1)
proposed amendments to articles of association, proposed amendments to procedural rules of the shareholders’ general meeting and procedural rules of board of directors and proposed appointment of executive director;

(2)	notice of extraordinary general meeting (“EGM”);

(3)	form of proxy for attending EGM of the Company; and

(4)	reply slip for attending the EGM of the Company;

Copies of English announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: November 13, 2008